IMPORTANT INFORMATION FOR SHAREHOLDERS Notice of the 171st ANNUAL MEETING OF SHAREHOLDERS & Management Proxy Circular March 25, 2003

Dear Shareholders,

You are invited to attend the 171st Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at the World Trade and Convention Centre in Halifax, Nova Scotia at 10:00 a.m. (Atlantic Standard Time) on Tuesday, March 25, 2003.

The Annual Meeting presents an opportunity for you to meet our directors and senior management and to receive information about the Bank’s operations and financial results. The business to be conducted at the Annual Meeting is described in the attached Notice of Meeting and Management Proxy Circular.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Meeting. If you cannot attend the Meeting, you may vote by using the enclosed proxy or voting instruction form. We encourage you to vote early.

We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank web site at www.scotiabank.com. Additionally, the recorded Meeting will continue to be available on that site after the Meeting.

Thank you for your continued support and interest in The Bank of Nova Scotia.

Sincerely,

/s/ Peter C. Godsoe

Peter C. Godsoe Chairman of the Board and Chief Executive Officer

NOTICE OF 171ST ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Tuesday, March 25, 2003

at	10:00 a.m. (Atlantic Standard Time)

at the	World Trade and Convention Centre Port Royal Room 1800 Argyle Street Halifax, Nova Scotia

for the following purposes:

•	to receive the financial statements for the fiscal year ended October 31, 2002, and the Auditors’ Report on the statements;

•	to elect directors;

•	to appoint auditors;

•	to consider certain proposals submitted by a shareholder (included in Appendix 1 of the attached management proxy circular); and

•	to transact such other business as may properly be brought before the Meeting.

As of the record date, February 4, 2003, there were 503,667,399 common shares of the Bank outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.

If you cannot attend, registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 24, 2003, 4:00 p.m. Eastern Standard (Toronto) Time.

By order of the Board

Toronto, Ontario	/s/ Deborah M. Alexander
February 4, 2003
Deborah M. Alexander Executive Vice-President General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements by mail during 2003, registered shareholders may mark the request box at the bottom of their form of proxy and other shareholders may complete and return an enclosed interim report request form. If you do not return such request, quarterly financial statements will not be sent to you. Financial results are announced by media release and financial statements are available on the Scotiabank web site at www.scotiabank.com.

Table of Contents

Management Proxy Circular

Part I — Voting

Who Can Vote	1
Voting in Person	1
Voting by Proxy	1

Beneficial Owners (Non-registered Holders)	2
Votes Required for Approval	3
Solicitation of Proxies	3

Part II — Business of the Meeting

Financial Statements	3
Election of Directors	3
Appointment of Auditors	6
Shareholder Proposals	6

Part III — Corporate Governance

Corporate Governance	6

Part IV — Compensation and Other Information

Compensation of Directors	6
Executive Compensation	7
Summary Compensation Table	7
Stock Options	8
Retirement Benefits	9
Human Resources Committee Report	10

Share Performance Graph	13

Indebtedness of Directors and Executive Officers	13
Normal Course Issuer Bid	15
Directors’ Approval	15

Appendix 1

Proposals Submitted by a Shareholder	16

NOTE: Registered shareholders receive a form of proxy with this circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see “Voting by Proxy”. Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this circular; see “Beneficial Owners (Nonregistered Holders)”.

Additional Documentation: A copy of the Bank’s most recent annual financial statements, interim financial statements, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request from the Secretary of the Bank.

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of January 31, 2003, unless otherwise indicated.

     This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “Bank”) of proxies for use at the Annual Meeting of Shareholders of the Bank (the “Meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?

One Vote Per Share

February 4, 2003 is the record date to determine the shareholders who are entitled to receive notice of the Meeting.

     Except for some restrictions as described below, each shareholder is entitled to one vote for each common share registered in his or her name as of February 4, 2003. If a shareholder transfers some common shares after that date to someone else, and that person becomes a registered shareholder of the Bank, the new shareholder may vote the transferred shares at the Meeting, provided he or she has asked the Bank’s transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least 10 days before the Meeting.

     As of January 31, 2003, there were 503,666,399 common shares of the Bank outstanding.

     Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities.

     For more information about voting rights, contact the Secretary of the Bank.

VOTING IN PERSON

Registered shareholders who attend the Meeting in Halifax on March 25, 2003, can cast one vote for each common share held (with the exception of those subject to voting restrictions) on resolutions put before the Meeting. If you are a registered shareholder who will attend and vote in person at the Meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the Meeting.

VOTING BY PROXY

If you do not plan to come to the Meeting, you can vote by using the form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What Is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a registered shareholder. If you are a registered shareholder, enclosed in this package is a proxy form for the Meeting. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form.

     If you leave the space in the proxy form blank, the persons designated in the form are appointed to act as your proxyholder. The persons designated in the form are directors of the Bank.

     Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

     If you vote on the issues listed by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she sees fit (see “Your Proxy Vote”).

     To record your vote, you must return the signed proxy by March 24, 2003, 4:00 p.m. Eastern Standard (Toronto) Time, to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at

100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 or Fax to 416-263-9524 or 1-866-249-7775.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:

The Bank of Nova Scotia Executive Offices 44 King Street West Toronto, Ontario M5H 1H1 Attention: Deborah M. Alexander Executive Vice-President, General Counsel and Secretary Fax: 416-866-5090

OR

The Bank of Nova Scotia Head Office 1709 Hollis Street Halifax, Nova Scotia B3J 3B7 Attention: Joe Brandt Senior Vice-President, Atlantic Region Fax: 1-877-841-9920.

     The proxy can be revoked if a revocation is received by (or on) the last business day before the day of the Meeting (or of the continuation after adjournment), or is deposited with the Chairman of the Meeting on the day of the Meeting (or of the continuation), or in any other way the law permits.

     If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, on or before the deadline (March 24, 2003, 4:00 p.m. Eastern Standard (Toronto) Time), you can still vote your shares, but must do so in person at the Meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly (exactly as your name appears on the label on the proxy form), and delivered it to the transfer agent by the deadline, then your proxyholder can vote for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.

     If you have NOT specified how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the Meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this proxy circular;

•	FOR the appointment of KPMG LLP and PricewaterhouseCoopers LLP as auditors; and

•	AGAINST the shareholder proposals described in Appendix 1.

     For more information on any of these issues, see Part II, “Business of the Meeting.” If any amendments are proposed to the matters described in the Notice of Meeting, or if any other matters properly come before the Meeting, your proxyholder can vote your shares as he or she sees fit. The Notice includes all the matters to be presented at the Meeting that are known to management as of this date.

Confidentiality

All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The agent’s Stock Transfer Services division will count the proxies and tabulate the results, which will be verified by the Meeting’s scrutineers. The agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS
(NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the nonregistered holders to direct the voting of the shares which they beneficially own.

     If the non-registered holder wishes to attend and vote in person at the Meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters to come to a vote at the Meeting, as described in the attached Notice of Meeting, can be approved by a simple majority (if more than 50% of the votes that are cast are in favour).

SOLICITATION OF PROXIES

The Bank’s management requests that you sign and return the proxy form to ensure your votes are exercised at the Meeting.

     The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing, or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended October 31, 2002, are included in the Annual Report, which has been mailed to shareholders with this Notice and Management Proxy Circular.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is 18. The term of office of each director expires at the close of the next Annual Meeting of shareholders following the election of the director.

The Proposed Nominees

The following are the nominees proposed for election as directors of the Bank. All are currently directors of the Bank, except for Mr. Waugh. Three directors are not standing for re-election.

     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the Meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Table 1 — Slate of Director Nominees

				COMMON SHARES
				OWNED OR
				CONTROLLED
				OR DIRECTED (1)		MEETINGS ATTENDED (3)
				AND DEFERRED	CURRENT
			DIRECTOR	STOCK UNITS	COMMITTEES	BOARD	COMMITTEES
NAME & PLACE OF RESIDENCE	PRINCIPAL OCCUPATION	AGE	SINCE	(DSUs)(4)	(2)	(TOTAL 10)	(TOTAL 29)

Ronald A. Brenneman	Chief Executive Officer,	56	Mar. 2000	11,422 shares	A	10 of 10	A - 8 of 8
Calgary, Alberta	Petro-Canada (oil and gas			3,226 DSUs
	industry)

C.J. Chen	Senior Partner, Rajah & Tann	57	Oct. 1990	15,528 shares	CR, P	6 of 10	CR - 1 of 2
Singapore	(Advocates and Solicitors)						P - 1 of 2

				COMMON SHARES
				OWNED OR
				CONTROLLED
				OR DIRECTED (1)		MEETINGS ATTENDED (3)
				AND DEFERRED	CURRENT
			DIRECTOR	STOCK UNITS	COMMITTEES	BOARD	COMMITTEES
NAME & PLACE OF RESIDENCE	PRINCIPAL OCCUPATION	AGE	SINCE	(DSUs)(4)	(2)	(TOTAL 10)	(TOTAL 29)

Sir Graham Day	Company Director,	69	Oct. 1989	23,954 shares	CG, E, HR	10 of 10	CG - 3 of 3
Hantsport, Nova Scotia	Chairman, Sobeys Inc. and Counsel to			4,470 DSUs			E - 10 of 10
	Stewart McKelvey Stirling						HR - 4 of 4
	Scales (Barristers & Solicitors).
	From December 1988 to May
	1993, Chairman, Cadbury
	Schweppes plc (manufacturer
	of beverages and confectionery)

N. Ashleigh Everett	President, Royal Canadian	46	Oct. 1997	4,154 shares	CR, CG	10 of 10	A - 3 of 3
Winnipeg, Manitoba	Securities Limited (a			1,603 DSUs			CG - 2 of 2
	management and holding						CR - 2 of 2
	company whose principal
	businesses are Domo
	Gasoline Corporation Ltd.,
	Bowring Gifts and Royal
	Canadian Properties Limited)

Peter C. Godsoe, O.C.	Chairman of the Board and	64	Feb. 1982	84,516 shares	E	10 of 10	E - 10 of 10
Toronto, Ontario	Chief Executive Officer,			290,190 DSUs
	The Bank of Nova Scotia

M. Keith Goodrich	Retired Chairman, Moore	68	Aug. 1990	15,369 shares	CR, P	10 of 10	CR - 2 of 2
Lake Forest, Illinois, U.S.A.	Corporation Limited (business						CG - 1 of 1
	information products,						P - 2 of 2
	systems and services)

Pierre J. Jeanniot, O.C.	Director General Emeritus,	69	June 1990	11,438 shares	E, HR	9 of 10	E - 8 of 10
Montreal, Quebec	International Air Transport						HR - 4 of 4
	Association (an international						3 RA
	organization promoting and
	facilitating air travel and
	providing services to airlines)

John C. Kerr,	Chairman and Chief	58	Mar. 1999	4,395 shares	CG	9 of 10	A - 2 of 3
C.M., O.B.C., LL.D.	Executive Officer, Lignum Ltd.			3,050 DSUs			CG - 2 of 2
Vancouver, British Columbia	(forest products)						3 RA

The Honourable	Member of the Senate of	61	Mar. 2000	1,220 shares	CG	10 of 10	CG - 3 of 3
Michael J.L. Kirby	Canada since January 1984			3,143 DSUs
Nepean, Ontario

Laurent Lemaire	President and Chief	64	Mar. 1987	3,800 shares	HR	9 of 10	HR - 4 of 4
Warwick, Quebec	Executive Officer,						3 RA
	Cascades Inc. (manufacturer
	of pulp and paper products,
	packaging and construction
	materials and sanitary products)

John T. Mayberry	Chair of the Board and	58	Mar. 1994	5,320 shares	CG, E, HR	10 of 10	CG - 3 of 3
Burlington, Ontario	Chief Executive Officer,			3,546 DSUs			E - 10 of 10
	Dofasco Inc.						HR - 4 of 4
	(primary steel products)

The Honourable	President and Chief Executive	65	Mar. 1999	2,529 shares	A	10 of 10	A - 8 of 8
Barbara J. McDougall, O.C	Officer, Canadian Institute of			929 DSUs
Toronto, Ontario	International Affairs (CIIA)
	(international business).
	Since Mrs. McDougall's
	retirement from politics in
	1993, she has been a
	consultant on international
	business and corporate
	governance and is a member
	of several international
	advisory bodies in the
	U.S. and Europe.

				COMMON SHARES
				OWNED OR
				CONTROLLED
				OR DIRECTED (1)		MEETINGS ATTENDED (3)
				AND DEFERRED	CURRENT
			DIRECTOR	STOCK UNITS	COMMITTEES	BOARD	COMMITTEES
NAME & PLACE OF RESIDENCE	PRINCIPAL OCCUPATION	AGE	SINCE	(DSUs)(4)	(2)	(TOTAL 10)	(TOTAL 29)

Elizabeth Parr-Johnston,	President, Parr Johnston	63	Oct. 1993	4,810 shares	A	10 of 10	A - 8 of 8
Ph.D.	Economic and Policy			3,199 DSUs
Chester Basin, Nova Scotia	Consultants. Formerly,
	President and
	Vice-Chancellor, University
	of New Brunswick.

Arthur R.A. Scace, Q.C.	Partner, McCarthy Tétrault	64	Mar. 1997	6,887 shares	A, E	10 of 10	A - 8 of 8
Toronto, Ontario	(Barristers and Solicitors)			3,815 DSUs			CG - 1 of 1
							E - 10 of 10

Gerald W. Schwartz	Chairman and Chief	61	May 1999	50,000 shares	HR	8 of 10	HR - 4 of 4
Toronto, Ontario	Executive Officer, Onex
	Corporation (conglomerate—
	manufacturing and services)

Allan C. Shaw, C.M., LL.D.	Chairman and Chief	60	Sept. 1986	33,905 shares	E, HR	10 of 10	E - 10 of 10
Halifax, Nova Scotia	Executive Officer, The Shaw			3,716 DSUs			HR - 4 of 4
	Group Limited (manufacturer
	of residential and
	construction products and
	real estate development)

Paul D. Sobey	President and Chief	45	Aug. 1999	8,000 shares	A	10 of 10	A - 8 of 8
Kings Head,	Executive Officer, Empire			2,995 DSUs
Pictou County, Nova Scotia	Company Limited
	(wholesale and retail food
	distribution)

Richard E. Waugh	President, The Bank of	55	—	8,669 shares	—	—	—
Toronto, Ontario	Nova Scotia. From June 1998			53,992 DSUs
	to January 2003,
	Vice-Chairman, Wealth
	Management and
	International Banking;
	previously Vice-Chairman,
	since 1995.

Notes:

(1)		The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

(2)		Committees: A-Audit; CG-Corporate Governance; CR-Conduct Review; E-Executive; HR-Human Resources; P-Pension; RA-Regional Advisory. Regional Advisory Committee meetings were held in Vancouver (3) and Montreal (3).

(3)	(a)	The number of meetings attended is shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2002.

(b)	The attendance records of directors who will not be standing for re-election on March 25, 2003 are as follows: Dr. Lloyd I. Barber attended 10 of 10 Board meetings and 12 of 12 Committee meetings; Mr. Bruce R. Birmingham attended 10 of 10 Board meetings and 2 of 2 Committee meetings; Mr. E. Kendall Cork attended 10 of 10 Board meetings and 14 of 14 Committee meetings.

(c)	The attendance records of the directors who did not stand for re-election at the March 5, 2002 Annual Meeting are as follows: Mrs. Helen A. Parker attended 3 of 3 Board meetings and 2 Regional Advisory Committee meetings; Mr. Isadore Sharp attended 1 of 3 Board meetings and 1 of 1 Committee meeting.

(4)	The value of deferred stock units is tied to future value of the Bank’s common shares. However, deferred stock units do not entitle the holder to voting or other shareholder rights. The Directors’ Deferred Stock Unit Plan is described under Compensation of Directors and the Deferred Stock Unit Plan is described in the Human Resources Committee Report.

APPOINTMENT OF AUDITORS

The Bank Act provides that shareholders may appoint two firms of accountants as auditors of the Bank. During the five financial years ended October 31, 2002, PricewaterhouseCoopers LLP and KPMG LLP served as the Bank’s auditors. PricewaterhouseCoopers LLP and KPMG LLP or their predecessor firms have served continuously since 1988 and 1992, respectively, and also served during various prior periods.

     Management proposes that PricewaterhouseCoopers LLP and KPMG LLP be re-appointed. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of the auditors to act until the close of the next Annual Meeting.

SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular as Appendix 1 are four proposals which a shareholder of the Bank plans to raise at the Meeting. These proposals raise the following issues:

•	separation of the positions of Chairman and Chief Executive Officer

•	phasing out stock options

•	executive compensation policies including penalties as well as incentives

•	the threshold for nomination of directors.

     If these proposals are put forward at the Meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these four proposals.

Part III — CORPORATE GOVERNANCE

Sound and effective corporate governance is a priority for Scotiabank — indeed, it is considered essential to the Bank’s long-term success. Scotiabank’s corporate governance policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. Board independence ensures that the Bank is managed for the long-term benefit of its major stakeholders — shareholders, employees, customers, and the communities in which the Bank operates.

     The Bank’s directors, of whom 80 percent are unrelated and independent, are business and community leaders active at the regional, national and international levels. Collectively, they provide an invaluable breadth of expertise.

     The Board of Directors and the Corporate Governance Committee have been, and continue to be, proactive and diligent in developing and reviewing the Bank’s corporate governance structure and procedures. In accordance with the rules of the Toronto Stock Exchange, the Bank annually discloses information relating to its system of corporate governance. Details of the Bank’s corporate governance practices are described in the 2002 Annual Report under the heading “Corporate Governance”. In addition, the mandates and activities of the committees of the Board are described in the Annual Report and also on the Bank’s web site.

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

In the last fiscal year, the Bank paid its non-employee directors the following:

•	a basic payment of $30,000 per year

•	a fee of $1,500 for each Board meeting attended (a double fee is paid to directors from out of town who arrive the day before the meeting)

•	a fee of $1,000 for each committee meeting attended ($2,000 for Committee Chairs).

     In addition, members of the Audit, Corporate Governance, Executive and Human Resources Committees received a basic payment of $2,000 per year, and members of the Conduct Review and Pension Committees received a basic payment of $1,000 per year. Directors who are officers of the Bank do not receive fees for serving as directors of the Bank. Directors are also reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business.

     Directors are required to acquire common shares or deferred stock units (DSUs) of the Bank equivalent to six times the annual board retainer, and will have three years within which to achieve this level of shareholding.

     To encourage share ownership by directors, the Bank has a Directors’ Share Purchase Plan. Under this Plan, directors can use some or all of their fees to buy common shares of the Bank at market prices.

     To further align the interests of directors with those of other shareholders, under the Directors’ Deferred Stock Unit Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as DSUs. A DSU is a bookkeeping entry, with the number of DSUs based on the value of common shares at the time of allocation to the DSU account. Additional DSUs are received as dividend equivalents. DSUs cannot be redeemed for cash until the individual is no longer a director (or officer or employee) of the Bank and affiliates. The redemption value of a DSU is equal to the market value of a common share at the time of redemption, in accordance with the Plan.

     The Director Stock Option Plan was approved by shareholders and the Toronto Stock Exchange in 2001. During fiscal 2002, each non-employee director received options to purchase 2,000 common shares of the Bank, exercisable within 10 years at a per share exercise price of $49.35 (being the closing price on the trading day prior to the grant).

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned by the Chief Executive Officer and the four most highly compensated policy-making Executive Officers during the last three fiscal years.

Table 2 — Summary Compensation Table

		ANNUAL COMPENSATION				LONG TERM COMPENSATION

						AWARDS
					OTHER
					ANNUAL	SECURITIES	RESTRICTED SHARES
NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS		COMPEN-	UNDER OPTIONS	OR RESTRICTED SHARE	ALL OTHER
					SATION	GRANTED	UNITS (RSUs)	COMPENSATION
		($)	($)		($) (3)	(#)	($) (4)	($) (5)

Peter C. Godsoe	2002	1,350,000	1,350,000	(1)	56,158	310,000	62,816.62 RSUs	1,200
Chairman & CEO							based on $3,100,000
	2001	1,350,000	2,900,000	(1)	50,074	350,000	38,265.31 RSUs	1,200
							based on $1,500,000
	2000	1,275,000	3,000,000	(1)	65,593	350,000	—	1,200

Robert W. Chisholm	2002	625,000	650,000	(1)	18,403	116,700	14,184.40 RSUs	1,200
Vice-Chairman							based on $700,000
	2001	600,000	742,000	(1)	23,162	125,000	17,857.14 RSUs	1,200
							based on $700,000
	2000	550,000	800,000	(1)	20,059	125,000	—	1,200

Richard E. Waugh	2002	625,000	480,000	(1)	20,245	116,700	14,184.40 RSUs	644
Vice-Chairman							based on $700,000
(appointed President	2001	600,000	742,000	(1)	26,821	125,000	17,857.14 RSUs	1,200
subsequent to Oct. 31, 2002)							based on $700,000
	2000	550,000	800,000	(1)	20,820	125,000	—	1,200

W. David Wilson	2002	275,000	6,592,000	(2)	—	—	—	1,200
Vice-Chairman and	2001	275,000	9,104,000	(2)	—	—	—	970
Chairman & CEO	2000	275,000	6,804,000	(2)	—	—	—	—
Scotia Capital

John F.M. Crean	2002	480,000	420,000		15,113	70,000	8,105.37 RSUs	—
Senior Executive Vice-President							based on $400,000
	2001	460,000	429,000		16,109	75,000	10,204.08 RSUs	—
							based on $400,000
	2000	410,000	450,000		31,764	75,000	—	—

(1)	In lieu of payment, Messrs. Godsoe, Chisholm and Waugh each elected in the noted years to allocate 100% of the bonus to receive deferred stock units (DSUs) under the Deferred Stock Unit Plan, based on share prices of $33.40 for 2000, $43.55 for 2001 and $45.15 for 2002, as follows: Mr. Godsoe for 2000, 2001 and 2002 bonus received 89,820.36, 66,590.13 and 29,900.33 DSUs respectively; Mr. Chisholm for 2000, 2001 and 2002 bonus received 23,952.1, 17,037.89 and 14,396.46 DSUs and Mr. Waugh for 2000, 2001 and 2002 bonus received 23,952.1, 17,037.89 and 10,631.23 DSUs. Additional Units are allocated to reflect notional dividend equivalents. Details of the Plan can be found in the Human Resources Committee Report.

(2)	Pursuant to the terms of the awards, payment of $2,469,000 included in the 2002 amount, $2,703,000 included in the 2001 amount, and $1,728,000 included in the 2000 amount to Mr. Wilson is deferred and payable as to one-third at the end of each of the subsequent three fiscal years.

(3)	Amounts in the Other Annual Compensation column may include director’s fees from subsidiaries, imputed interest benefit from loans and/or tax paid on the value of a Bank-provided car, financial planning and/or club memberships.

(4)	Restricted Share Units (RSUs) awarded to recognize individual contribution with respect to prior fiscal year results. The value in the table reflects RSUs valued at the grant date. The RSUs vest in the 35th month after grant and additional Units are allocated to reflect notional dividend equivalents. The aggregate holdings and value of RSUs at October 31, 2002 were: Mr. Godsoe held 105,252.62 RSUs with a value of $4,828,990; Mr. Chisholm and Mr. Waugh each held 33,535.04 RSUs with a value of $1,538,588 and Mr. Crean held 19,162.88 RSUs with a value of $879,193.

(5)	Amounts under All Other Compensation represent the Bank’s contribution to the Employee Share Ownership Plan. These officers participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of common shares of the Bank or deposits with the Bank, with the Bank contributing to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions.

Stock Options

The Stock Option Plan is designed to provide selected employees with compensation opportunities that encourage share ownership and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements. Under the Plan, options are granted to employees of the Bank, its subsidiaries and other entities in which the Bank has an investment. The exercise price of each option will not be less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the last trading day prior to the grant date. The options become exercisable over four years and expire after 10 years, subject to early expiration in certain circumstances.

     Options under the Plan may include a tandem Stock Appreciation Right (tandem SAR) feature. Tandem SARs are attached to options granted in 2002. A participant may elect to exercise either the option or the tandem SAR. Upon exercise of the tandem SAR, a participant receives the difference between the exercise price of the related option and the closing price of the Bank’s common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. If the option is exercised the corresponding SAR is cancelled.

     Outside of Canada, where local laws may restrict granting of options, stand-alone Stock Appreciation Rights (SARs) have been granted instead of options.

The following table provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan during fiscal 2002.

Table 3 — Option Grants in the Last Financial Year

		% OF TOTAL OPTIONS/	EXERCISE OR	MARKET VALUE OF
NAME	SECURITIES UNDER	SARs GRANTED TO	BASE PRICE	SECURITIES UNDERLYING	EXPIRATION DATE
	OPTIONS GRANTED	EMPLOYEES IN	($/SECURITY)	OPTIONS ON THE DATE
	(#)	FINANCIAL YEAR		OF GRANT ($/SECURITY)
(A)	(B)	(C)	(D)	(E)	(F)

Peter C. Godsoe	310,000	5.51%	49.35	49.35	Dec. 10, 2011
Robert W. Chisholm	116,700	2.07%	49.35	49.35	Dec. 10, 2011
Richard E. Waugh	116,700	2.07%	49.35	49.35	Dec. 10, 2011
W. David Wilson	—	—	—	—	—
John F.M. Crean	70,000	1.24%	49.35	49.35	Dec. 10, 2011

The following table provides details of the exercise of options by the Named Executive Officers under the Stock Option Plan during fiscal 2002.

Table 4 — Option Exercises in the last Financial Year and Financial Year-End Option Values

	SECURITIES ACQUIRED	AGGREGATE VALUE	UNEXERCISED OPTIONS	* VALUE OF UNEXERCISED
NAME	ON EXERCISE	REALIZED	AT FY-END	IN-THE-MONEY OPTIONS
				AT FY-END
	(#)	($)	(#)	($)
			EXERCISABLE/	EXERCISABLE/
			UNEXERCISABLE	UNEXERCISABLE
(A)	(B)	(C)	(D)	(E)

Peter C. Godsoe	0	0	1,575,000	28,126,000
			835,000	5,318,250
Robert W. Chisholm	90,000	2,056,500	197,500	2,346,675
			304,200	1,899,375
Richard E. Waugh	0	0	554,525	10,665,755
			304,200	1,899,375
W. David Wilson	—	—	—	—
John F.M. Crean	20,000	706,100	252,500	3,953,325
			182,500	1,139,625

*	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price of The Bank of Nova Scotia common shares at October 31, 2002 was $45.88.

Retirement Benefits

Officers, including the Named Executive Officers, have the option to participate in a defined benefit pension plan and, upon meeting certain eligibility criteria, to receive a supplemental pension benefit:

(a)  Officers are eligible to participate, on either a contributory or non-contributory basis, in a registered defined benefit pension plan (the Pension Plan). This Pension Plan provides benefits based on pensionable service and the best average 60 consecutive months of pensionable earnings (pensionable earnings is generally defined as base salary).

     For officers whose current average pensionable earnings are $130,589 or more, irrespective of whether the officer participates on a contributory or non-contributory basis, the following table shows the annual pension payable at retirement for specified years of pensionable service:

Table 5 — Scotiabank Pension Plan (SPP)

YEARS OF SERVICE	ANNUAL PENSION ($)

15	25,830
20	34,440
25	43,050
30	51,660
35	60,270

(b)  Certain officers (not including the Named Executive Officers) participate in a non-registered, unfunded supplemental retirement plan (the Scotiabank Executive Pension Plan or “SEPP”) which provides, depending on length of service, a maximum annual pension of 70% of highest three-year average salary, inclusive of benefits from the Pension Plan. Receipt of benefits under the SEPP is contingent upon the officer remaining in the employ of the Bank at least until five years before normal retirement age or until age 55 and the sum of the officer’s age plus years of service equals at least 75. If benefit payments begin prior to normal retirement age, the pension is reduced to reflect the longer payment period.

     The following table shows the maximum annual pension payable at normal retirement age from the combination of the Pension Plan and the SEPP for specified salary levels:

Table 6 — Estimated Annual Pension at Normal Retirement Age

REMUNERATION ($)	PENSION ($)

125,000	87,500
150,000	105,000
175,000	122,500
200,000	140,000
225,000	157,500
250,000	175,000
275,000	192,500
300,000	210,000

(c)  Individual non-registered, unfunded supplemental pension arrangements are in place to provide certain Executive Officers with an annual retirement income, inclusive of benefits from the Pension Plan, of up to 70% of the sum of final base salary and average bonus over the best consecutive five years of bonus payout. In particular, individual pension arrangements of this nature are in place for the Named Executive Officers, with the exception of Mr. Wilson, who participates in the Scotia Capital Inc. non-contributory pension plan.

     Receipt of these supplemental pension benefits is contingent upon the Executive Officer remaining in the employ of the Bank at least until five years prior to normal retirement age. If benefit payments begin prior to normal retirement age, the retirement income is reduced to reflect the longer payment period. The supplemental pension arrangement provides for a life annuity with an automatic and mandatory spousal survivor pension of 60% of the Executive Officer’s pension.

     The SEPP and the individual pension arrangements also provide that, if the officer (including a Named Executive Officer) leaves the employ of the Bank within two years of a change of control for any reason other than dismissal for cause, the officer is entitled to a benefit without further contingencies. If benefit payments begin prior to normal retirement age, the pension is reduced to reflect the longer payment period in exactly the same manner as for pension payments in a “non-change of control” situation.

     Messrs. Godsoe, Chisholm, Waugh, Wilson and Crean have 36, 16, 32, 31 and 30 years of service, respectively.

     Under the terms of the retirement arrangements, and based on fiscal 2002 compensation, estimated annual pension benefits payable at normal retirement age are as follows: Mr. Godsoe -$2,359,000; Mr. Chisholm -$873,880; Mr. Waugh -$852,880; Mr. Wilson -$53,393 and Mr. Crean -$609,910.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2002

The Board of Directors of the Bank has delegated to the Human Resources Committee responsibility for setting and implementing compensation policy for the Bank’s Executive Officers. This includes ensuring that overall compensation for Executive Officers is competitive in today’s market. This allows the Bank to attract, keep and motivate officers who have the relevant skills, knowledge, and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.

     The Committee has established five specific goals for the Bank’s executive compensation policy:

•	to attract and retain key personnel;

•	to reward executives for achieving strategic corporate objectives;

•	to motivate officers to act in the best interests of the shareholders;

•	to ensure that the Bank’s compensation for executive positions is competitive when compared with similar positions in comparable organizations in North America; and

•	to encourage talented personnel within the Bank to aspire to executive positions.

     The Committee engages two outside consulting firms to ensure that the Bank’s compensation is competitive. These consultants compare the total compensation offered for similar positions in various “comparator” groups of companies (companies of similar size and scope). The groups include the larger Canadian banks, certain Canadian and U.S. financial services companies and other large corporate employers who may hire from the same pool of human resources.

     The Committee is made up of six of the Bank’s directors, none of whom are or have been officers of the Bank. The Committee met four times during the year and submitted its recommendations with respect to compensation for the Bank’s executive officers to the Board of Directors.

Executive Compensation

Compensation for executives at the Bank, including that of the Chairman and Chief Executive Officer, consists of the following components: base salary, annual incentive bonus, mid-term incentives and long-term incentives. The compensation framework is structured to provide executives with the opportunity for a competitive level of pay based on the Bank’s business results, both absolute and relative to comparator groups. Compensation programs are designed to provide average pay for average performance, but provide the opportunity for top quartile pay against our comparator groups when superior results are achieved. In determining the mix of cash (base salary and annual bonus) versus share-based compensation (stock options and restricted share units), consideration is given to the appropriate proportion of pay that should be at risk, based on the executive’s ability to affect the Bank’s results, as well as the compensation mix for similar positions in our comparator groups. More details on the components used to determine the salary of the Chairman and Chief Executive Officer are found later in this section under the heading “Chairman and Chief Executive Officer Compensation and Corporate Performance.”

Base Salary

Every year, the Committee reviews each Executive Officer’s salary, as compared with the average base salaries for similar positions in the comparator groups, and recommends appropriate adjustments based on the officer’s experience, performance and leadership.

Annual Incentive Bonus

The Bank has several short-term incentive plans that provide annual bonuses to Executive Officers and employees if, for example, they achieve specific financial results or other goals for the year. The Human Resources Committee is responsible for approving these plans.

     The main plans are described below:

Scotiabank Incentive Pay Program

This broad-based plan rewards employees for contributing to the Bank’s success. The plan pays bonuses to all eligible employees (who do not participate in another annual incentive plan) based on the Bank’s return on equity and their individual performance.

Management Incentive Plan (MIP)

This plan rewards officers, up to and including the Chief Executive Officer, for achieving specific results, both financial and non-financial, that directly increase shareholder value. Bonuses are paid based on a broad range of criteria. Some are quantitative and some are qualitative, but all focus on achieving superior results.

     These criteria include:

•	achieving profit targets;

•	maintaining superior returns on both assets and shareholders’ equity;

•	meeting productivity and loan loss targets;

•	maintaining exceptional customer service and business ethics;

•	consistently meeting the Bank’s goal of being a superior employer; and

•	preserving the highest levels of safety and security, as determined by various regulatory and audit reviews.

     Based on the Bank’s results against absolute performance objectives, as well as performance relative to economic conditions and the performance of the larger Canadian banks, the Committee determines the funding level for the bonus pool. Individual incentive bonuses are based on individual and business unit contribution to the Bank’s success.

Deferred Stock Unit (DSU) Plan

This plan provides compensation opportunities that link the interests of senior officers more closely with those of shareholders.

     Under the DSU Plan, senior officers may choose at the start of each fiscal year to allocate up to 100% of their MIP bonus into deferred stock units (DSUs).

     When the MIP bonus awards are determined following the end of the fiscal year, the amount will be converted to DSUs based on the market price of the common shares of the Bank on the Notification Date under the Plan.

     The DSUs accumulate additional units based on notional equivalents of dividends on the Bank’s common shares. They can be redeemed only when an officer ceases to be a Bank employee, and must be redeemed within 12 months thereafter. Their redemption value will be the market value of an equal number of Bank common shares.

Mid-term Incentive

Restricted Share Unit (RSU) Plan

This plan provides compensation opportunities that facilitate recruitment and retention, and promotes alignment of interests between officers and shareholders of the Bank.

     Under the plan, selected officers receive an award of restricted share units. The RSUs accumulate additional Units based on notional equivalents of dividends on the Bank’s common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award. Termination without cause within 2 years following a change of control accelerates vesting. The redemption value will be the market value of an equal number of Bank common shares.

Long-term Incentive

Stock Option Plan

Scotiabank’s Stock Option Plan links the interests of officers and employees directly with increases in shareholder value by encouraging a long-term focus on business decisions. It also enhances the Bank’s ability to attract and retain key employees.

     The size of the grant is based on the level of the executive and competitive market practice in the context of total compensation.

     See Executive Compensation — Stock Options.

Scotia Capital

The Scotia Capital short and long-term plans are structured to attract and retain top performers and relationship managers in this highly competitive business and to support the business strategy. Scotia Capital’s strategy focuses on client needs and solutions, and requires significant teamwork between the relationship management and product functions in order to be successful.

Annual Incentive Plan

The annual bonus plan is designed to focus senior management on maximizing client profitability and return on equity and on creating a culture of teamwork. A single bonus pool is funded based on the profitability of Scotia Capital. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.

Long-Term Incentive Plan

The incentive pool is created based on the profitability of Scotia Capital and can increase, based on actual performance against a risk-adjusted return on equity target. Notional units are allocated to selected employees at fiscal year end. Once the pool value is determined, 25% is paid in cash, with the remainder invested in Scotiabank common shares that vest in equal parts over three years.

Executive Stock Ownership Guidelines

The Bank has minimum shareholding requirements for its Executive Officers (inclusive of share-based units such as DSUs and RSUs), proportionate to their base salary and position level, as follows: the Chairman and Chief Executive Officer is required to hold three times his base salary; Vice-Chairs two times base salary; and Senior Executive Vice-Presidents and Executive Vice-Presidents one times base salary. The Bank’s share holding requirements contribute to the continued alignment of executive and shareholder interests.

Chairman and Chief Executive Officer Compensation and Corporate Performance

The components of total compensation for the Chairman and Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are similar to those for other executive officers. In addition, given the Chairman and Chief Executive Officer’s ability to significantly influence the Bank’s short-term and long-term success, other factors such as strategic vision, overall leadership and values are taken into consideration.

     Under the leadership of Chairman and Chief Executive Officer Peter Godsoe, Scotiabank recorded solid results in 2002, although credit quality in the United States remained challenging and the Bank took charges against earnings of $540 million (after tax) related to severe economic and political turmoil in Argentina. At the same time, Domestic Banking produced record results, accounting for almost half of the Bank’s total net income. International Banking, excluding Argentina, had a strong year, with earnings up 36 percent over 2001, and Scotia Capital’s Global Trading group had its best year ever, with revenues increasing 14 percent year over year.

     The Bank reported net income of $1,797 million in 2002, down 17 percent from last year. Excluding the charges related to Argentina, underlying earnings were $2,337 million, up 8 percent year over year. On a relative basis, the Bank’s overall performance was good compared to its peer group — both in Canada and abroad.

     The Bank continued to strengthen its capital base during the year. Its Tier 1 capital ratio reached 9.9 percent at year end and remained the highest of the major Canadian banks and strong by international standards. A total of $587 million of capital was generated internally (after the payment of dividends). The Bank’s record of internal capital generation continues to be among the best in the banking system in Canada.

     The year was also marked by the Bank’s eleventh consecutive year of dividend growth. Dividends per share rose to $1.45 in 2002, a 17 percent increase over the prior year.

     Total return to common shareholders for the year, including dividends and appreciation in the price of the Bank’s common shares, was 7.8 percent, well above the S&P/TSX Composite Total Return Index, which declined 8 percent in 2002. The Bank’s superior performance over the past five years, as against this index and as against the S&P/TSX Banks Total Return Index, is shown in the Share Performance Graph.

     Notwithstanding these achievements, Mr. Godsoe’s overall compensation declined more than 30 percent year over year, reflecting the aforementioned challenges in credit quality in the U.S. and the charges related to Argentina. Mr. Godsoe’s annual incentive bonus, for example, was down more than 50 percent.

     Despite the difficulties encountered in 2002 and the ongoing challenges facing the financial sector, the Bank is effectively positioned to take advantage of new opportunities in Canada and in key markets around the world. In addition to generating good capital growth through strong earnings, at the end of 2002, Scotiabank ranked second among Canadian banks in both market capitalization and total assets. This is due in large part to the direction and leadership of Chairman and Chief Executive Officer Peter Godsoe and the solid contribution of the Bank’s executive management team.

     This effective market positioning, combined with the high degree of diversity of the Bank, will continue to support its ability to grow earnings and deliver solid long-term shareholder value. Continued success will also be achieved by consistently leveraging the Bank’s other key strengths: a clear organization-wide focus on customers; managing risks and expenses effectively; superior execution; and

capitalizing on the strength of Scotiabank’s excellent team of people worldwide.

     In 2002, Mr. Godsoe’s salary was $1,350,000, unchanged from 2001, and he was awarded an incentive bonus equal to his base salary. In relation to performance in 2001, Mr. Godsoe was also awarded 310,000 options at an exercise price of $49.35, the market price at the time, and 62,817 restricted share units during the past fiscal year.

     Mr. Godsoe’s compensation package, which was consistent with comparator groups, recognizes his contribution to the Bank’s overall performance in 2002 and his significant ongoing contribution to its long-term competitiveness. As such, the Committee believes that the total compensation received by Mr. Godsoe was appropriate.

Submitted by the Human Resources Committee:
Pierre J. Jeanniot — Chair
Sir Graham Day     Gerald W. Schwartz
Laurent Lemaire     Allan C. Shaw
John T. Mayberry

SHARE PERFORMANCE GRAPH

As of October 31, 2002, this graph shows changes over the past five-year period in the value of $100 invested in:

(1)	Scotiabank’s common shares;

(2)	the S&P/TSX Banks Total Return Index (1); and

(3)	the S&P/TSX Composite Total Return Index (1).

Scotiabank Comparison of 5 Year Total Common Shareholders’ Return

For the financial years	1997	1998	1999	2000	2001	2002

Scotiabank	100.00	106.12	113.65	151.53	157.15	169.33
S&P/TSX Banks
Total Return Index (1)	100.00	96.05	101.69	142.62	140.88	146.83
S&P/TSX Composite
Total Return Index (1)	100.00	92.22	109.51	147.19	106.77	98.57

(1)	Scotiabank is one of the listed companies.
These indices were previously referred to as the TSE Banks & Trusts Total Return Index and the TSE 300 Total Return Index.

The year-end values of each investment shown in the preceding graph are based on share price appreciation plus dividends reinvested.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Loans to buy Bank shares

Table 7 shows the outstanding amounts that directors and Executive Officers borrowed from the Bank or its subsidiaries in order to buy common shares of the Bank. The amounts exclude routine indebtedness (see note after Table 8). Executive Officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

     As at January 2, 2003, the amount, excluding routine indebtedness, outstanding to the Bank and its subsidiaries for loans to present and former directors, officers and employees in connection with purchase of securities of the Bank totalled approximately $1,002,787.

Table 7 — Indebtedness Under Securities Purchase Program

NAME AND	INVOLVEMENT OF	LARGEST AMOUNT	AMOUNT OUTSTANDING	FINANCIALLY ASSISTED
PRINCIPAL POSITION	ISSUER OR SUBSIDIARY	OUTSTANDING DURING THE	AS AT	SECURITIES PURCHASES
		FINANCIAL YEAR ENDED	JANUARY 2, 2003	DURING THE FINANCIAL YEAR
		OCTOBER 31, 2002		ENDED OCTOBER 31, 2002
		($)	($)	(#)
(A)	(B)	(C)	(D)	(E)

Vice-Chairmen:
R.W. Chisholm	Lender	385,405	363,922	0
R.E. Waugh	Lender	395,679	390,905	0

Senior Executive Vice-President:
S.S. Marwah	Lender	183,055	159,185	0

Executive Vice-President:
S.D. Chrominska	Lender	92,278	88,775	0

Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees. Any loans granted prior to March 1, 2001, are grandfathered until maturity. Prior to March 1, 2001, the Bank had a general loan policy which enabled officers and employees of the Bank and its subsidiaries to borrow funds in order to buy common shares in the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for a maximum term of 10 years. Shares purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid.

Loans for other purposes

Table 8 shows the outstanding amounts that directors and Executive Officers borrowed from the Bank or its subsidiaries for reasons other than to buy Bank shares. The amounts exclude routine indebtedness (see note after Table 8).

     As of January 2, 2003, the amount, excluding routine indebtedness, outstanding to the Bank and its subsidiaries for loans to present and former directors, officers and employees, in connection with other than purchase of Bank securities, was approximately $1,839,446.

Table 8 — Other Indebtedness

NAME AND	INVOLVEMENT OF	LARGEST AMOUNT OUTSTANDING	AMOUNT OUTSTANDING AS AT
PRINCIPAL POSITION	ISSUER OR SUBSIDIARY	DURING THE FINANCIAL YEAR	JANUARY 2, 2003
		ENDED OCTOBER 31, 2002
(A)	(B)	($) (C)	($) (D)

Chairman & CEO:
P.C. Godsoe	Lender	66,267	36,711

Vice-Chairmen:
R.W. Chisholm	Lender	191,193	139,899
R.E. Waugh	Lender	38,677	28,528

Senior Executive Vice-Presidents:
R.L. Brooks	Lender	34,947	16,701
J.F.M. Crean	Lender	82,885	40,852
S.S. Marwah	Lender	215,332	73,382

Executive Vice-Presidents:
A.G. Cefis	Lender	117,432	70,260
M.J. Mulligan	Lender	107,781	98,722
R.H. Pitfield	Lender	397,133	346,929
W.P. Sutton	Lender	37,092	11,556
A.E. Wahbe	Lender	227,187	224,180

Former Officers:
B.R. Birmingham	Lender	1,509,672	632,682
S.D.N. Belcher	Lender	310,554	119,044

     Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity/renewal date.

     Employees now qualify for Retail Lending products available to customers based on the best customer rate, with the exception of mortgages. Employees requiring mortgage financing will obtain the best customer rate that they are eligible to receive/negotiate, based on their relationship with the Bank.

     House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3 and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3 1/4% below customer mortgage rates for the first five years, 2 1/4% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $100,000 at 2 1/4% below, 1 1/4% below and 1% below regular customer mortgage rates for those periods respectively).

     Scotiabank Classic VISA* accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold® VISA* accounts are available to employees at customer interest rates.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years.

Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

For certain Executive Officers, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

*	Visa Int./Lic. user The Bank of Nova Scotia
®	Registered Trademark of The Bank of Nova Scotia

NOTE: The foregoing tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $25,000 to any director or Executive Officer; (ii) loans to directors and Executive Officers who are full-time employees, if these loans are fully secured by their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

NORMAL COURSE ISSUER BID

The Bank has filed a Notice of Intention to make a normal course issuer bid to enable it to purchase up to 25,000,000 of its common shares. The Notice provides that the Bank may purchase these shares between January 21, 2003 and January 5, 2004, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the Toronto Stock Exchange. Common shares purchased under the bid will be cancelled. A copy of the Notice may be obtained from the Secretary of the Bank at the address set out on the back cover of this Management Proxy Circular.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

/s/ Deborah M. Alexander

Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary January 31, 2003 Toronto, Ontario

APPENDIX 1

PROPOSALS SUBMITTED BY A SHAREHOLDER

The following four shareholder proposals and accompanying statements were submitted by a shareholder, Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2. The proposals are matters that the shareholder proposes to raise for consideration at the Annual Meeting of Shareholders.

     The proposals were submitted in English and translated into French by the Bank.

     The Board of Directors recommends voting AGAINST these proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these four proposals.

PROPOSAL NO. 1
Separate the positions of Chairman and CEO

To comply with modern standards of corporate governance, it shall be the policy of this Bank to elect a person to chair the Board of Directors who is not the current CEO or a previous CEO of the Bank. This practice shall become the formal policy of the Bank on the departure of the current officeholder, and no significant change shall be allowed without the approval of the Shareholders.

Shareholder’s Explanation:

The purpose of the Board of Directors is to represent the interests of the Shareholders, particularly with respect to monitoring the performance of the Chief Executive Officer. This function cannot be properly carried out by a Board that is chaired either by the current CEO or by a former CEO. The Royal Bank of Canada, the largest in this country, has already acknowledged the wisdom of separating the roles of Chairman and CEO, so it is now appropriate to have this Bank’s Shareholders adopt and entrench this policy.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1.

     Scotiabank’s Board of Directors is committed to maintaining independent oversight of management’s operation of the Bank and organizing itself to maximize its effectiveness in this regard.

     The Board, supported by the Corporate Governance Committee, which is composed entirely of independent, outside directors, regularly assesses all governance policies, including the structure of the Board. Through this process, the Board is committed to always having a Non-executive Chairman or a Lead Director. Either of these structures is appropriate to ensure independent Board leadership and that the Bank is managed for the long-term benefit of its major stakeholders — shareholders, employees, customers and the communities in which the Bank operates.

     Scotiabank’s Board is currently structured to include an independent, outside Lead Director who leads the Board to fulfill its duties effectively, efficiently and independent of management. To this end, the full Board meets at least twice annually with no management officers present to assess the performance of the Bank and its management against established goals and objectives. The major committees of the Board, Audit, Conduct Review, Corporate Governance and Human Resources, which are composed solely of independent directors, meet independent of management at every meeting and report to the full Board. The Board also regularly assesses its overall performance, including a review of its independence, and whether stakeholder needs have been met.

     Finally, to ensure the independence of the Board in assessing the performance of the CEO, recommendations are developed for the Board by the Human Resources Committee, again composed entirely of independent directors.

     The structure of the Board of Directors and all of the Bank’s corporate governance policies and practices are in full compliance with the requirements of Canadian and U.S. securities regulators. The Board continues to believe that these policies and practices, including the Bank’s commitment to independent Board leadership, serve shareholders well and, in particular, ensure appropriate independent oversight of management.

     In January, the Bank announced that once Mr. Peter Godsoe steps down as CEO, he will continue to serve as Chairman of the Board. During this period, the Board will continue to have a Lead Director in keeping with best practices. Following Mr. Godsoe’s retirement as Chairman, the Board’s intention is to appoint a Non-executive Chairman in lieu of a Lead Director.

     The Board believes, however, that it would not be in the best interests of shareholders to entrench a split Chairman/CEO regime and limit its ability to determine the most appropriate and effective Board structure for the Bank in the future.

PROPOSAL NO. 2
Stock options shall be phased out

It shall henceforth be the policy of the Bank to cease issuing stock options, and where possible the Bank shall cancel or phase out existing stock options.

Shareholder’s Explanation:

Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the financial statements does not solve all of the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to “align the interests” of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Bank’s shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired “alignment of interests” extends beyond the date on which any benefiting insider retires.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2.

All compensation programs, including stock option plans, are assessed and reviewed by the Human Resources Committee, which is entirely composed of outside directors, and approved by the Board of Directors.

     Overall, the Bank’s compensation programs are designed to attract, retain and motivate exceptional talent in a global and very competitive marketplace. With this goal in mind, the use of stock options remains an integral part of the compensation plans of executive management. In relation to recent market trends, it should be noted that the number of options granted by the Bank has been reduced over the past two years, reflecting a shift towards other forms of compensation in the marketplace. However, the Board believes their elimination would severely hamper the Bank’s ability to compete effectively for highly skilled individuals.

     As a component of compensation, options do provide a clear link between increasing shareholder value and rewarding performance, as options do not benefit the holder unless there is an appreciation of the Bank’s share price. Furthermore, when options are granted, they vest over a period of time. Only 25% of options granted vest in a given year.

     The Bank provides extensive disclosure of executive compensation in the Management Proxy Circular. Similarly, regarding the reporting of options, the Bank informed shareholders at the release of the 2002 third quarter results that it would begin expensing options granted in 2003. This is in keeping with Scotiabank’s high standards in accounting integrity and complete, consistent and transparent disclosure.

     The Board believes the compensation programs and, in particular, the fully transparent use of options, continue to be appropriately applied.

PROPOSAL NO. 3
Executive compensation policies shall include penalties as well as incentives

The Board of Directors shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance, their overall compensation shall also be subject to proportionate reductions when the bank suffers poor performance under their leadership.

Shareholder’s Explanation:

Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives, and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Bank. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives’ actions result in poor performance of the Bank.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3.

The Board believes that current executive compensation programs already address this issue.

     The Bank’s executive compensation programs are assessed and reviewed by the Human Resources Committee based on best practices in the marketplace. Explicit in this process is the principle of reward for performance. Executive compensation is determined based on performance in achieving targets established for the Bank as a whole, as well as the business unit and the individual.

     As discussed in the Executive Compensation section of the Human Resources Committee Report in this Proxy Circular, compensation programs are designed to provide average pay for average performance, but provide the opportunity for top quartile pay against our comparator groups when superior results are achieved. The Board believes that the current executive compensation program, with its substantial performance hurdles and its rewards for success, is in the best interests of shareholders.

PROPOSAL NO. 4
Set a reasonable threshold for nomination of Directors

It shall be the policy of the Bank to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 100 shares, but they must represent total shareholdings of at least 100,000 voting shares of the Bank (which means an average holding of 1,000 shares per Shareholder, with the minimum number of signatories).

Shareholder’s Explanation:

Under the Bank Act, the Bank is not compelled to accept the nomination of a Shareholder to the Board of Directors unless the Shareholder submits a proposal signed by the owners of a minimum of 5% of the voting shares of the Bank. This is insurmountable for ordinary Shareholders of modest means, but it is within the Bank’s powers to adopt a policy that sets a lower threshold for nomination. The standard that is proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of approximately $4,500,000 worth of Bank shares and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is to be elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4.

The Bank Act clearly states that shareholder proposals for nominations to the Board of Directors must be supported by one or more holders of shares representing not less than 5% of voting shares. In addition, the Board believes the current nomination process ensures an appropriate level of scrutiny in the director nomination process. The Bank and the Board invest considerable time and due diligence in identifying potential members, taking into account a broad range of factors in terms of an appropriate blend of skills, business expertise and geographic representation. Potential directors are business and community leaders active on the regional, national and international scene. Each provides the Bank with valuable insight and knowledge, which is essential given the scope and diversity of its operations. Therefore, we believe that the current nomination process is in the best interests of shareholders.

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